Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

Forward-Looking Statements This presentation contains "forward-looking statements" and "forward-looking information" within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 that are based on expectations, estimates and projections as of the date of the presentation. These statements include, among others, statements concerning our beliefs, forecasts, plans, objectives, expectations, estimates and intentions. Forward-looking statements involve inherent risks and uncertainties which give rise to the possibility that the predictions or projections expressed in such statements will not be achieved. We caution listeners not to place undue reliance upon these statements as a number of factors could cause our actual results to differ materially from those expressed in such forward-looking statements. These factors include, but are not limited to, any material deviation from the material assumptions identified below, as well as the risks and factors described in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission and each of the Canadian securities regulatory authorities, as well as in the Company's other public filings. Forward-looking statements are given only as of the date of this presentation. The company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements. Material Assumptions These forward-looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in Inco's Annual Report on Form 10-K for the year ended December 31, 2005 as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise during the balance of 2006; (2) continued ramp-up of construction activities at Goro on a basis consistent with Inco's current expectations; (3) there being no significant asset impairments for the remainder of 2006; (4) no redemption of convertible debt or LYONs for cash taking place for the remainder of 2006; (5) enactment of the announced 2006 Canadian federal budget measures affecting future income tax rates; (6) that the exchange rate between the Canadian dollar and the U.S. dollar will be approximately consistent with current levels; (7) certain commodity price assumptions for nickel, copper and other products produced by Inco; (8) production rates at PT International Nickel Indonesia Tbd (PT Inco) being consistent with the press release dated May 29, 2006 relating to a transformer fire; (9) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (10) continued effectiveness of the Company's current hedging program for metal and currency prices; (11) assumptions as to the continued capitalization of transaction costs associated with our pending acquisition of Falconbridge; (12) productivity results for the balance of the second quarter of 2006 as well as the balance of 2006; (13) the accuracy of Inco's current ore reserve and mineral resource estimates; (14) the accuracy of the level of estimated average annual pre-tax run-rate operating and corporate synergies to be realized in respect of a combination of Inco and Falconbridge, as well as the net present value on an after-tax basis of those synergies; (15) global nickel demand growth rates of 6% between 2006 and 2010, and that no significant new announcements are made regarding an increase in the supply of nickel over the same period; (16) that there are no significant stockpiles of nickel or stainless steel scrap that are not already public knowledge; (17) that the Chinese per capita demand for nickel will grow to 9 kilograms per capita per year by 2009, consistent with Japan, Korea and Taiwan at equivalent phases of their historical industrialization; (18) that stainless steel inventories will continue to be low throughout 2006, with continued strong demand from stainless steel mills in China and elsewhere; (19) that 3 million tonnes of new Chinese stainless steel capacity will start up in the second half of 2006; (20) that global industrial production in the G7 countries plus Asia will remain above the long-term average through 2010 and industrial production growth in China will remain at 10-15% through 2010; and (21) no new technological or metallurgical developments in stainless steel, superalloys or plating which result in the substitution of nickel by other materials. Some of the material assumptions made by Inco involve confidential or particularly sensitive information and, accordingly, Inco does not believe it is appropriate to disclose such assumptions for competitive or other business reasons.

Sandra Scott Director, Investor Relations

Inco's pre-announcement of Q2/06 results and nickel market outlook conference call and webcast

News release www.inco.com Investor Relations 416-361-7670

Housekeeping items Members of public and news media on webcast on a live, listen only basis

Important Legal Information This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO'S DIRECTOR'S CIRCULAR DATED MAY 29, 2006 FILED WITH THE CANADIAN SECURITIES COMMISSIONS AND MAILED TO INCO'S SHAREHOLDERS, AND ITS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS IF ANY, WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the Directors' Circular, the registration statement, the Solicitation/Recommendation Statement and Inco's and Falconbridge's other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. In accordance with applicable Canadian securities regulatory requirements, including National Instrument 43-101 "Standards of Disclosure for Mining Projects", Mr. S. Nicholas Sheard, Vice-President of Exploration, Dr. Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Dr. Lawrence B. Cochrane, Director of Mines Exploration, each as a qualified person within the meaning of such National Instrument, indirectly supervised the preparation of Inco's ore reserves and mineral resource estimates as of December 31, 2005 and each has, in accordance with the requirements of NI 43-101, conducted either directly by himself or indirectly through employees of Inco reporting directly or indirectly to him, a comprehensive review and confirmation of the application of the detailed procedures, systems and processes the Company has developed and implemented for the purpose of verifying such data. Each of Mr. Sheard, Dr. Tavchandjian and Dr. Cochrane, as well as the responsible persons described in the notes of the Inco's 2005 Annual Report to Inco Shareholders and in the notes Inco's Annual Report on Form 10-K for year ended December 31, 2005 also periodically check the adequacy of such procedures, systems and processes which are intended to provide sufficient verification of such data based upon recognized sampling, analytical testing, modeling and other procedures in the mining industry. Cautionary note to U.S. and other investors - This document uses the terms ''measured'', ''indicated'' and ''inferred mineral resources''. We advise U.S. and other investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. and other investors are cautioned not to assume that any part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. ''Inferred mineral resources'' have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in special cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. While the SEC permits registered U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce at the time of the reserve determination, it does permit Canadian companies such as Inco to disclose information about their mineral resources in their filings with the SEC in accordance with Canadian regulatory requirements. U.S. and other investors are urged to consider closely the disclosure in our Annual Report on Form 10-K for the year ended December 31, 2005, File No. 1-1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml.

Dollar amounts in this presentation are expressed in United States currency unless otherwise stated

Conference Call/Webcast Scott Hand - Chairman & Chief Executive Officer Peter Goudie - Executive Vice-President, Marketing

Scott M. Hand Chairman and Chief Executive Officer

We're lowering our Q2/06 nickel unit cash cost of sales guidance by about 25% to $1.90-to-$1.95 a pound, largely due to higher by-product prices[1]

	Q2/06 Objective (April 2006)	Revised Q2/06 Objective (June 2006)
Production[2]		
Nickel[3]	135-140	140-145
Copper	85	85
PGMs	85	85
Nickel unit cash cost of sales, after by-product credits[4]		
Total	2.50-2.55	1.90-1.95[6]
Inco-mine production	2.30-2.35	1.70-1.75[6]
Inco premium over (discount to) LME cash price[5]		(10)

1. source: Inco management. Net of by-product credits including external feed processed at our Canadian operations; nickel unit cash cost of sales (after by-product credits) is a non-GAAP measurement. For further information see Inco's 2005 Annual Report on Form 10-K
2. millions of pounds, except for PGMs which are thousands of ounces
3. includes 5-to-10 million pounds of tolled nickel in Q2/06
4. dollars per pound; excludes material tolled through OMG
5. cents per pound
6. using quarter-to-date prices of $9.01 a pound for nickel and $3.31 a pound for copper

INCO

Our highest quarterly net earnings on record using quarter-to-date prices of $9.01 a pound for nickel and $3.31 a pound for copper Not a Canadian GAAP calculation: this number consists of net income tax benefits, currency translation adjustments, unrealized gains on currency derivative contracts, Goro disruption costs and for 2005 asset impairment charge, net income tax charge and currency translation adjustments. Q1 Q1/06 0.9 2005 1.08 2006 1.75 Estimated adjusted diluted net EPS1,2 ($) 1.70-1.75 (e) = estimate Q2/06(e) Q2/05 Inco's Q2/06 EPS estimate is 21% above current First Call consensus estimate of $1.43 Q1/06

Not included in Q2/06 estimated results is the sale of 33,000 tonnes of Voisey's Bay copper concentrate scheduled to be shipped at the end of June, but most likely to occur in early July. If planned sales were included in results for Q2/06 net earnings would have increased by $0.08 per share diluted and nickel unit cash cost of sales, after by-product credits would have been reduced by $0.29 a pound

We are raising our nickel production guidance by 10 million pounds to 575 million pounds for the year and cutting our 2006 unit cash cost guidance by 15% to $2.00-to-$2.05 a pound1 2006 Objective (April 2006) 5-10 2.35-2.40 565 340 400 2.15-2.20 0-5 2.00-2.057 575 340 400 1.80-1.857 Revised 2006 Objective (June 2006) 135-140 85 85 Q2/06 Objective (April 2006) Production2 Nickel3 Copper PGMs Nickel unit cash cost of sales, after by-product credits4 Total Inco-mine production Inco premium over (discount to) LME cash price5 2.50-2.55 2.30-2.35 140-145 85 85 1.90-1.956 1.70-1.756 Revised Q2/06 Objective (June 2006) (10) 1. source: Inco management. Net of by-product credits including external feed processed at Canadian operations; nickel unit cash cost of sales (after by-product credits) is a non-GAAP measurement. For further information see Inco's 2005 Annual Report on Form 10-K 2. millions of pounds, except for PGMs which are thousands of ounces 3. includes 5-to-10 million pounds of tolled nickel in Q2/06 4. dollars per pound; excludes material tolled through OMG 5. cents per pound 6. using quarter-to-date prices of $9.01 a pound for nickel and $3.31 a pound for copper 7. using 2006 First Call consensus estimates of $7.34 a pound for nickel and $2.51 a pound for copper

2006 LME cash nickel and copper prices ($ per pound) 2006 consensus estimate1 7.34 2.51 Q2/06-to-date average cash price2 9.01 3.31 2006 year-to-date average cash price2 7.78 2.73 Current cash price2 9.45 3.12 "Our policy continues to be that we do not publicly predict or forecast future nickel prices" First Call average of 20-to-22 sell-side analysts estimates at June 21, 2006 London Metal Exchange Nickel Copper

Copper production (millions of pounds) H1/06(e) H2/06(e) East 101 177 62 We have no copper hedges in place for H2/06; this should positively impact cash costs 163 177 Hedged Unhedged During H1/06, sale of 29% of our copper deliveries was covered by derivatives that fixed maximum copper price realization at $1.54/pound Year-to-date cash copper price is $2.73 per pound Unhedged

In 2006, with productivity improvements and Voisey's Bay ramping up, we expect our low-cost position to be even better than last year Inco believes it is the only major, publicly traded metals & mining company with declining costs in absolute terms this year despite $75 per barrel oil and C$0.90 per USD Nickel unit cash cost per pound after by-product credits(a) $2.00-$2.05 2006(e) $2.65 2005 Source: Inco Management. Includes external feeds processed at Canadian operations. Nickel unit cash cost (after by-product credits) is a non-GAAP measurement. For further information, including a reconciliation of the 2005 amount, please see Inco's 2005 Annual Report on Form 10K. Source and Copyright: Brook Hunt; chart excludes Norilsk and Jinchuan. 2005 nickel production and C1 cash cost by company (b) cum prod adjusted C1 Operation 38 0 By-product Ni 38 0 38 1.54 38 1.54 Coral Bay Nickel 38 0 38 1.54 39 1.54 SOJITZ 39 0 39 1.63 42 1.63 Harmony Gold Mining 42 0 42 2.4 57 2.4 General Nickel Corp 57 0 57 2.4 72 2.4 Sherritt Gordon 72 0 72 2.46 81 2.46 Jubilee Gold 81 0 81 2.47 82 2.47 IFC 82 0 82 2.55 108 2.55 Anglo American plc 108 0 108 2.84 113 2.84 Rio Narcea Gold Mines 113 0 113 2.85 155 2.85 Union del Niquel 155 0 155 2.85 322 2.85 INCO 322 0 322 2.86 460 2.86 BHP Billiton 460 0 460 2.96 480 2.96 Niquel Tocantins 480 0 480 2.98 513 2.98 Sumitomo Metal Mining 513 0 513 2.98 569 2.98 WMC 569 0 569 3.08 572 3.08 Mitsui & Co 572 0 572 3.14 583 3.14 Botswana RST 583 0 583 3.15 612 3.15 LionOre Mining Intn. Ltd 612 0 612 3.27 692 3.27 Falconbridge (INO+Falcondo) 692 0 692 3.29 693 3.29 Tati Nickel 693 0 693 3.33 739 3.33 Private & Other 739 0 739 3.41 745 3.41 Votorantim 745 0 745 3.57 748 3.57 Fox Resources 748 0 748 3.62 787 3.62 Eramet 787 0 787 3.66 794 3.66 Sally Malay Mining Ltd 794 0 794 3.66 803 3.66 OM Group Inc 803 0 803 3.73 821 3.73 Nippon Mining and Metals 821 0 821 3.74 849 3.74 Minara Resources Ltd 849 0 849 4.02 867 4.02 Larco 867 0 867 4.12 875 4.12 PT Aneka Tambang 875 0 875 4.19 915 4.19 Pacific Metals 915 0 915 4.6 916 4.6 Redstone Resources 916 0 916 5.16 Inco

In H2/06, using Q2-to-date price for copper of $3.31 a pound, and with the Voisey's Bay pipeline full, our total nickel unit cash cost of sales, after by-product credits, should drop to $1.30-to-$1.35 a pound due to a greatly reduced need for high-cost external feed1 05 06(e) H1/06(e) H2/06(e) H2/06(e) H2/06(e) East 2.65 2 2.25 1.85 1.5 1.3 West North 2.65 2.00-2.052 2.25-2.303 1. Source: Inco Management. Includes external feeds processed at Canadian operations. Nickel unit cash cost (after by-product credits) is a non-GAAP measurement. For further information, including a reconciliation of the 2005 amount, please see Inco's 2005 Annual Report on Form 10K. 2. Using consensus commodity price assumptions 2006 estimates as of June 2006 3. Using Q2-to-date commodity prices Nickel unit cash cost of sales, net of by-product credits ($ per pound), including external feed 1.85-1.902 1.50-1.55 1.30-1.353 2.51/lb copper 2.78/lb copper 2.51/lb copper 3.00/lb copper 3.31/lb copper Every $0.10 a pound increase in the price of copper reduces our H2/06 cash costs by $0.07 a pound 1.67/lb copper

Voisey's Bay should bring lower cash costs of sales, higher production and higher cash flow for Inco in H2/06 Nickel Copper H1/06(e) H2/06(e) East 280 300 West 163 177 275-280 295-300 163 177 Voisey's Bay Copper Concentrate * Includes 30 million pounds of finished nickel which is toll smelted and refined for Inco by third parties 2006 nickel and copper production (millions of pounds)

2006 PGM production (thousands of ounces) H1/06(e) H2/06(e) East 171 229 With mine sequencing, 57% of PGMs will be produced during H2/06, having a positive impact on cash costs

At year-to-date commodity prices, we expect to generate almost $1.9 billion of cash flow in 2006 ? $0.10/lb in LME cash nickel price ? ? $27 million in after-tax cash flow ? $0.10/lb in LME cash copper price based upon H2/06 deliveries ? ? $12 million in after-tax cash flow in H2/06 * Using First Call 2006 consensus nickel price of $7.34/lb, copper price of $2.51/lb, 575 million pounds of nickel production, $2.00-2.05 cash costs and a Cdn$0.87 ** Using 2006 guidance and year-to-date commodity prices: $7.78/lb nickel, $2.73/lb copper, $1,106/oz platinum and $318/oz palladium '03 '04 '05 06(e) 06(e) East 531 1210 1187 1720 1895 West North Cash flow from operations, before changes in working capital ($ millions) Diluted share count - 226 million "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

120% 100% 80% 60% 40% 20% 0% 0 12 24 36 48 Cosmos (Australia) Emily Ann (Australia) Aguablanca (Spain) Voisey's Bay (Canada) The mill at Voisey's Bay has had an exceptional start-up relative to other nickel projects, reaching 80% capacity in a matter of months ? ? ? ? Source: Inco Limited

Given the successful ramp-up at Voisey's Bay, our production estimate for 2006 is 120 million pounds of low-cost, high-grade nickel in concentrate, and as we filled our pipeline during H1/06, we expect to process 83 million pounds of this concentrate in 2006 through finished product at Sudbury and Thompson VB Conc Ontario Manitob Canadian Inco Mine-source 195 70 265 External Feed 20 10 30 Voisey's Bay 120 43 40 83 120 258 120 378 2006(e) finished nickel production Current estimate (millions of pounds) Voisey's Bay nickel concentrate production Sudbury, Ontario Thompson, Manitoba Canadian Production Voisey's Bay, Newfoundland & Labrador External Feed Voisey's Bay finished nickel Inco Mine-source

Voisey's Bay concentrate will allow us to maximize our processing potential in Sudbury External Feed Inco-source Feed '06(e) 43 East 20 West 195 North 258 20 2001 2002 2003 2004 2005 East 4149 4211 4246 4125 4327 Smelter Dry Solid Charge (DSC) Rate DSC - tonnes/day 2001 2002 2003 2004 2005 Column Rate 245 235 247 266 267 Litres/minute Copper Cliff Nickel Refinery Column Rate Clarabelle Mill Production Rate 2000 2001 2002 2003 2004 2005 East 8375 8303 8760 6977 9431 10249 short tons milled (000s) Nickel Production (millions of pounds) 43 Voisey's Bay Feed 195

Record production levels at Thompson provides a window to do significant mine development which could lead to lower costs in Canadian operations 0 500 m Looking West 3600 ft Level Drift 1D Upper 1D Potential to Expand 1D Lower Thompson Mine, Longitudinal Section Make additional Inco-source ores available

In Sudbury, nickel/copper separation should capture 30% of copper feed from Q4/06 - driving up nickel production Benefits: More nickel will be fed to the smelter, our production bottleneck ? net revenue intensity of Ontario's processing by at least 10% at an incremental cost of less than 3% Also enhancing recovery in the concentrator Clarabelle Mill

Setting stage across our operations in Sudbury for continued production reliability and consistency Converter upgrade - cut sulphur emissions while boosting processing rates by at least 2% New oxygen plant Online in May 2006 Fluid bed roaster installation Ontario operations - oxygen plant

Record 2006 throughput levels expected for our Sudbury processing facilities External Feed Inco-source Feed Ontario Nickel Production (millions of pounds) '03 '04 '05 06(e) East 27 39 36 20 West 43 North 134 202 180 195 161 241 39 27 216 36 20 258 43 Voisey's Bay Feed

With feed from Voisey's Bay, we plan to produce 120 million pounds of nickel in 2006 at Thompson, Manitoba Increasing throughput capacity from 110 to 125 million pounds, along with moving to a single line furnace; will save Cdn$8 million per year staring in Q2/06 '03 '04 '05 '06(e) East 24 29 26 10 West 87 86 81 70 North 40 104 107 Manitoba Nickel Production (millions of pounds) 24 29 116 26 120 10 External Feed Inco-source Feed Voisey's Bay Feed 70 40

Higher prices and new projects increase synergies by $200 MM SG & A $110 - - $110 Feed flow optimization 120 55 30 205 Cost and other improvements 90 - 10 100 Maximizing throughput 30 25 80 135 Total $350 $80 $120 $550 NPV of synergies(c) $2.5 bn $3.5 bn October 2005(a) May 2006(b) $550 million annual pre-tax run rate within 24 months of closing New projects Price changes Then calculated based on 2006 consensus commodity prices of $6.30/lb for nickel and $1.40/lb for copper. Based on Inco's internal commodity forecasts. After tax synergies, assuming a 7% discount rate - includes $350 million of capex to obtain synergies. (In millions, unless otherwise specified) The Inco/Falconbridge transaction will create superior value

Incremental production profile at the New Inco Multiple opportunities identified Combined infrastructure in North Range (Inco, Falconbridge) Development of Blezard (Inco) deposit from Thayer Lindsley (Falconbridge) Accelerated Thompson, Sudbury production to utilize spare processing capacity from Falconbridge and nickel/copper separation - raising output 15% Nickel (MM lbs.) Copper (MM lbs.) PGMs (000s oz) 2007 2008 2009 2010 world 57 66 100 93 2007 2008 2009 2010 world 64 67 99 101 2007 2008 2009 2010 world 46 66 111 152

And there's more potential beyond the $550 million in average annual pre-tax run-rate synergies Increasing nickel/copper separation from 30% to 70% would: Further increase nickel production Further improve productivity Further lower costs

Inco has a leading position in the nickel industry regarding ore reserves and mineral resources 1st Qtr Falco 2.7 BHP Billiton 4.4 Norilsk 6 Inco 7.8 Estimated contained nickel in ore reserves (millions of tonnes) Inco4 Falconbridge1 BHP Billiton2 Norilsk3 1 Source: Falconbridge 2005 Annual Report 2 Source: BHP Billiton 2005 Form 20-F (at June 30, 2005) 3 Source: Norilsk 2004 Annual Report 4 Source: Inco 2005 Annual Report; based upon 100% ownership Discoveries announced this week at our Canadian operations could add much to our asset base, enhancing our efforts to raise nickel output and accelerate cash flow or extend mine life High grade deposits discovered at: Voisey's Bay - Reid Brook Zone Ontario - Copper Cliff South Ontario - Creighton Manitoba - Thompson 1-D Mine

2.37%Ni, 1.05%Cu, 0.17%Co Inferred resource Potential to add resource - 800m Level 0 m 200 Surface 2.23%Ni, 0.73%Cu, 0.17%Co 7.7m 63.9m 2.62%Ni, 1.07%Cu, 0.18%Co 37.5m Indicated resource DEEP REID BROOK 1.95%Ni, 0.52%Cu, 0.13%Co 11.8m East West Lower Zone Upper Zone At Reid Brook, increased potential for long-life, high-grade underground operations, closer to the surface and the deposit is still open Reid Brook Zone, longitudinal section looking north Mineral resouce estimates are as at December 31, 2005. See Inco's 2005 annual report on 10-K.

Peter Goudie Executive Vice-President, Marketing

World nickel supply/demand balance 000s of tonnes 2006 forecast deficit increased due to higher stainless demand and lower nickel supply Source: Inco Limited

Closing stocks cancelled warrants J 35994 456 36162 426 36516 774 36756 774 36660 834 36660 942 36366 612 36216 462 36354 1062 36282 972 36330 906 36288 816 36372 1278 36378 1146 36516 1188 35964 858 36030 762 36816 696 36930 846 37020 984 37152 990 F 37218 864 36822 618 36804 630 37038 1050 36972 1290 36762 1584 36606 1512 36186 1830 35778 1794 35688 1674 35604 1536 35082 1602 35082 2826 35166 2634 35208 3012 34812 2490 34614 2298 34788 2232 34686 2310 34728 2556 M 34218 2088 34254 1968 33960 2310 34044 2286 34794 2412 34368 2322 34170 2772 34290 2988 34266 3114 34152 2868 33816 2748 33540 2862 33768 3630 32886 2808 32820 3522 32250 3816 32400 3426 32334 3168 32538 3054 32604 2772 32826 3102 32568 3528 32100 3312 A 31782 3060 31668 3060 31170 3018 30414 2832 29430 1866 28896 1542 28728 1854 28686 1974 28218 1698 28596 1488 28416 1482 28254 1758 28092 1770 27948 1854 27678 2454 27174 2520 26994 2754 26928 2892 M 26766 2688 25854 2658 25560 2718 25218 3162 24906 2988 24558 3138 23964 2784 23424 2724 22986 2406 22608 3018 22062 3870 21450 3258 20982 3240 20346 3204 19368 2238 18948 2412 18678 2976 Nickel stocks have dropped by over 62% since the end of 2005 and cancelled warrants have risen to 36% of stocks, indicating 5,000 tonnes is expected to be removed from LME warehouses in the short-term LME nickel stocks and cancelled warrants January 3 to June 20 2006 tonnes tonnes Source: London Metal Exchange (LME)

Top ten: Why Inco expects the second half of 2006 will be strong June 2005 June 2005 June 2006 1. Industrial production leading indicator 1. Industrial production leading indicator Falling Falling Rising 2. Stainless steel inventories 2. Stainless steel inventories Rising Rising Below normal 3. Stainless steel prices 3. Stainless steel prices Falling Falling Rising 4. Stainless steel order books 4. Stainless steel order books Low and weakening Low and weakening Strong, booked past Q3 5. Stainless steel production 5. Stainless steel production Production cuts Production cuts Production increases 6. Scrap prices 6. Scrap prices 87-92% of LME 87-92% of LME 99% of LME 7. LME & Producer nickel inventories 7. LME & Producer nickel inventories 3.7 weeks and rising 3.7 weeks and rising 4.1 weeks and falling 8. Nickel premiums 8. Nickel premiums Weakening Weakening Rising 9. Non-stainless steel demand 9. Non-stainless steel demand Strong Strong Strong 10. Nickel supply 10. Nickel supply Meeting demand Meeting demand Struggling to meet demand Source: Inco Limited, CRU

The OECD area + 6 non-member economies* Leading Indicator points to continued strong economic activity ahead ... China 2003 5.1 2003 4.4 2003 3.9 2003 4.1 2003 5.2 2003 6.2 2003 7.2 2003 7.9 2003 8.9 2003 9.8 2003 10.4 2003 11 2004 11.3 2004 11.2 2004 10.6 2004 9.9 2004 8.6 2004 7.6 2004 6.9 2004 6.6 2004 6.5 2004 6.1 2004 6 2004 6 2005 5.7 2005 5.5 2005 5.4 2005 5.2 2005 5.4 2005 6.1 2005 6.2 2005 6.4 2005 6.5 2005 6.6 2005 6.6 2005 7.2 2006 8 2006 8.5 2006 8.9 2006 9.1 Latest data available: Apr-06 Source: OECD Composite Leading Indicator 6 month % change smoothed change * OECD area (29 countries) + 6 non-member economies (China, India, Russia, Brazil, Indonesia & South Africa)

Source: Consensus Forecasts, June 12, 2006 (published by Consensus Economics Inc.); * Inco calculation Industrial production growth forecasts percent change year-over-year Global industrial production growth still expected to be strong 2004 2005 2006(e) 2007(e) G7* 3.4 2.0 3.4 2.7 USA 4.1 3.2 4.2 3.5 Japan 5.2 1.5 3.7 2.6 Big 4 Europe* 1.5 0.5 2.1 1.7 Asia (excluding Japan)* 13.1 12.2 12.1 11.3 Thailand 11.5 9.2 7.1 7.3 South Korea 10.0 5.9 9.0 7.5 Taiwan 10.5 4.0 5.6 4.9 India 8.4 8.3 8.1 7.9 China 16.7 16.4 15.8 14.6 Total of (G7 + Asia)* 6.9 5.8 6.7 6.0

Inventories J 800.6052519 F 793.305204 M 800.1052487 A 798.0052349 M 790.5051857 J 779.5051135 J 778.9051096 A 756.6049633 S 736.1048288 O 724.704754 N 698.7045835 D 691.3045349 J 681.2044687 F 673.1 M 662.6 A 665.5 000s of tonnes US Service Centre stainless inventories1 Stainless steel inventories remain low and are well below their 2005 peaks inventories J 87 F 110 M 113 A 112 M 118 J 116 J 100 A 86 S 84 O 83 N 88 D 74 J 60 F 69 M 74 A 79 M 82 Key Chinese stockist stainless inventories2 2005 2006 2005 2006 Decline of 30% Decline of 135 kilotonnes 000s of tonnes Source: 1. Metals Service Center Institute (MSCI) 2. ChangRun XingYe E-commerce Co., Ltd.

Stainless steel prices continue to increase, close to recent peak in 2004 $ per tonne Stainless steel transaction prices monthly 2003-2006 Based on transaction prices for CR 2mm 304. Source: CRU 2006 prices based on announced base price increases and expected alloy surcharge increases Grade 304, 2mm 2003 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2004 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2005 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2006 Feb Mar Apr May June (e) - 8% +40%

Actual stainless steel demand in the first 3-to-4 months of 2006 has exceeded our forecast German stainless steel orders up 56.5% year-to-date May US service centre stainless steel shipments up 5% year-to-date April In Q1, Japanese stainless orders up 14% from the previous quarter and 7% higher than Q1/05 Source: German Industries Association (Steel Section) MSCI

Stainless steel mill lead times have increased by up to six weeks Cold roll flat products lead time (weeks) Cold roll flat products lead time (weeks) June 2005 May 2006 Western Europe 4 - 6 10 - 12 USA 4 - 6 10 - 11 Japan 5 - 7 8 - 10 Hong Kong 5 - 7 6 - 8 Source: CRU Monitor June 2006 and June 2005

Strong growth has been seen in global stainless steel production Top four European producing countries output up 4% April year-to-date China: April output up 29% year-over-year, year-to-date up 26% Taiwan: May output up 13% year-over-year, year-to-date up 4% US: April output up 6% year-over-year, year-to-date up 5% Source: Inco Limited American Iron & Steel Institute (AISI) Iron & Steel Statistics Bureau ( ISSB)

US stainless production also very strong, we've increased our full year forecast by 133 kilotonnes 000s of tonnes J F M A M J J A S O N D J F M A world 217 183 210 206 212 200 137 167 180 174 178 185 213 200 223 219 Monthly U.S. stainless production January 2005 - April 2006 2005 2006 Source: AISI

Stainless steel forecast production increased, higher austenitic ratio, lower scrap ratio * Includes Chinese private mills ** Nickel-containing stainless Scrap ratio falls, as production increases World Total (000s of tonnes) 2004 2005 2006(e) Stainless Steel Production* 24,613 24,335 26,778 (% Change) 8.4% -1.1% 10.0% Austenitic Ratio** 76.7% 74.8% 76.3% Scrap Ratio 47.8% 49.4% 47.2% Primary Nickel 797 728 860 Nickel in Scrap 731 711 769 18% increase Scrap growth of 8% Moving higher China* up 1,400kt Western world up 1,000kt Forecast raised in line with stronger market conditions Source: Inco Limited

Inco's 2006 stainless steel production growth forecast has been increased from 8.2% to 10% Revision upwards in forecast due to better stainless demand and additional re-stocking Level of stainless steel demand has been better than anticipated driven by strong economic growth Stainless steel production strong in first 3-to-4 months of 2006 has exceeded our forecast Inventories are still at low levels as re-stocking has taken longer than expected Mills have strong order books Source: Inco Limited

High scrap prices indicate that the nickel market is very tight Scrap prices Scrap prices May 2005 May 2006 Europe (% LME cash) 91.6% 98.8% USA (% LME cash) 87.2% 99.7% Japan ($/tonne) 1680 1920 Taiwan ($/tonne) 1670 1910 Source: CRU Monitor June 2006 and June 2005

Closing stocks cancelled warrants J 35994 456 36162 426 36516 774 36756 774 36660 834 36660 942 36366 612 36216 462 36354 1062 36282 972 36330 906 36288 816 36372 1278 36378 1146 36516 1188 35964 858 36030 762 36816 696 36930 846 37020 984 37152 990 F 37218 864 36822 618 36804 630 37038 1050 36972 1290 36762 1584 36606 1512 36186 1830 35778 1794 35688 1674 35604 1536 35082 1602 35082 2826 35166 2634 35208 3012 34812 2490 34614 2298 34788 2232 34686 2310 34728 2556 M 34218 2088 34254 1968 33960 2310 34044 2286 34794 2412 34368 2322 34170 2772 34290 2988 34266 3114 34152 2868 33816 2748 33540 2862 33768 3630 32886 2808 32820 3522 32250 3816 32400 3426 32334 3168 32538 3054 32604 2772 32826 3102 32568 3528 32100 3312 A 31782 3060 31668 3060 31170 3018 30414 2832 29430 1866 28896 1542 28728 1854 28686 1974 28218 1698 28596 1488 28416 1482 28254 1758 28092 1770 27948 1854 27678 2454 27174 2520 26994 2754 26928 2892 M 26766 2688 25854 2658 25560 2718 25218 3162 24906 2988 24558 3138 23964 2784 23424 2724 22986 2406 22608 3018 22062 3870 21450 3258 20982 3240 20346 3204 19368 2238 18948 2412 18678 2976 Nickel stocks have dropped by over 62% since the end of 2005 and cancelled warrants have risen to 36% of stocks, indicating 5,000 tonnes is expected to be removed from LME warehouses in the short-term LME nickel stocks and cancelled warrants January 3 to June 20 2006 tonnes tonnes Source: London Metal Exchange (LME)

U.S. nickel demand growth has exceeded our forecast by 6,000 tonnes, or 10% year-over-year, through April as many end use sectors continue to be strong 000s of tonnes J F M A M J J A S O N D J F M A world 15008 15817 14587 16274 14883 14517 13393 14604 13908 12262 14346 11709 15623 13819 16555 17420 Monthly US nickel demand January 2005 - April 2006 2005 2006 Source: U.S. Department of Commerce, Bureau of Census

Strength in the nickel market confirmed by customer requests to supply nickel and by the strength in premiums

Boeing Airbus Regional Military Ni Demand 95 256 123 100 96 269 126 104 97 374 182 108 98 552 229 105 99 620 294 114 00 489 311 124 01 527 325 325 99 121 02 381 303 300 152 108 03 281 305 308 194 102 04 285 320 309 264 114 05(e) 320 360 260 277 126 06(e) 385 400 225 261 133 07(e) 405 420 225 285 08(e) 440 440 220 240 09(e) 470 450 240 251 Number of aircraft deliveries Jet aircraft build schedule* & annual nickel in high-nickel alloys demand** In the non-stainless area, demand has been strong from high nickel alloy market, driven by aerospace * Source: Airline Monitor ** Source: Inco Limited Nickel Demand Power Generation Mechanical drivers Marine 04A 553 168 55 05(e) 577 168 66 06(e) 688 201 70 07(e) 872 205 70 08(e) 973 205 70 09(e) 973 205 70 10 956 210 70 Number of builds Gas turbine build schedule*** *** Source: Forecast International +54%

Nickel supply continues to struggle Supply forecast reduced based on recent reported production figures and forecasts from various producers Significant lost output reported from various producers since April analyst call Further lowered guidance from several producers going forward Risk of disruption remains high as most producers run at capacity

World nickel production growth will be limited in 2006 as industry strives to operate at capacity; based on risk of further disruptions we are lowering of our already tight supply forecast to 1,334 kilotonnes from 1,339 kilotonnes 2005 Nickel Production Total Growth Forecast Other Growth Other growth Allowance for Disruption 2006 Nickel Production 1285 1310 1343 1331 49 21 29 41 1285 1334 World nickel production growth (year-over-year) 000s of tonnes +3.8% Risk of disruptions: Strikes, labour unrest Slow restarts Feed shortages Extended maintenance Inclement weather Ramp-up delays Source: Inco Limited

World nickel supply/demand balance All figures in 000s of tonnes Our 2006 forecast deficit has increased due to higher stainless steel production and increased nickel requirements Source: Inco Limited

The nickel market is very strong and should remain so for some time to come

Supply should be limited for several years What projects are currently expected to go ahead? Expected Capacity (tonnes) Inco's Voisey's Bay - Q4/05 50,000 Inco's Goro - Q4/07 60,000 BHP Billiton's Ravensthorpe - Q4/07 45,000 CVRD's Vermelho - Q4/08 46,000 CVRD's Onca Puma(?) Q1/09 35,000 Supply from these projects will be phased in from 2006-to-2011, time needed for ramp-up to full production With an assumed 4% long-term nickel demand growth rate, the market needs a "Goro-size" project every year to meet increased demand at that rate* Source: Inco Limited

Potential nickel projects are difficult to bring on 7-to-10 years from permitting to ramp-up High capital cost Complex permitting requirements Challenging technology Often in countries where business and political issues are challenging Nickel prices must be significantly above past average prices given new economics of nickel projects in order for these projects to be commercially viable

During last period of strong global industrial production growth, driven by Japan from 1960 to 1974, world nickel demand growth averaged >7% per year 8.7%* 3.5%* 7%* 0.1%* 0.9%* 0% 2% 4% 6% 8% 10% 12% 1991-95 1995-2000 1960-74 1974-79 1979-91 Nickel Demand Growth We believe similar potential will exist as China continues to grow >7% Growth *Average for periods indicated 4.2%* 2001-05 Source: Inco Limited

Japan Korea Taiwan China japan-yr korea-yr taiwan-yr china-yr 0 0 0 0 1950 1960 1960 1984 1 0 0 0 1951 1961 1961 1985 2 0 0 0.2 1952 1962 1962 1986 3 0 0 0.2 1953 1963 1963 1987 4 0 0 0.2 1954 1964 1964 1988 5 0.1 0 0.3 1955 1965 1965 1989 6 0.2 0 0.2 1956 1966 1966 1990 7 0.3 0 0.2 1957 1967 1967 1991 8 0.4 0 0.3 1958 1968 1968 1992 9 0.6 0 0.4 1959 1969 1969 1993 10 0.6 0 0.5 1960 1970 1970 1994 11 0.7 1 0.6 1961 1971 1971 1995 12 0.6 1.3 0.8 1962 1972 1972 1996 13 0.7 1.9 0.9 1963 1973 1973 1997 14 0.6 1.8 1.1 1964 1974 1974 1998 15 1.9 0.5 1.7 1.3 1965 1975 1975 1999 16 2.1 1.6 2.8 1.4 1966 1976 1976 2000 17 2.1 3.2 3.1 1.8 1967 1977 1977 2001 18 3 2.6 4.2 2.5 1968 1978 1978 2002 19 4.2 3.2 3.8 3.23 1969 1979 1979 2003 20 4 3.8 4.5 3.6 1970 1980 1980 2004 21 4.5 4 4.3 4.3 1971 1981 1981 2005 22 5.1 2.8 4.7 1972 1982 1982 2006 23 5.4 3.7 5.3 1973 1983 1983 2007 24 6.7 5.2 6.2 1974 1984 1984 2008 25 9.2 5.7 5.8 1975 1985 1985 2009 26 7.1 10.8 9.7 1976 1986 1986 2010 27 7.4 9.5 11 1977 1987 1987 2011 28 9.3 11 10.6 1978 1988 1988 2012 29 8.2 11 11.1 1979 1989 1989 2013 30 6.4 10.3 10.2 31 7.4 10.1 19 32 7.3 10.7 20.9 33 7.3 13.2 26 34 9.2 14.8 28.6 35 9.2 17.3 32.9 36 8.1 15.9 34.2 37 9 17.6 35.9 38 9.8 11.4 30 39 10.6 18 38.5 40 11.2 18.6 35.2 41 10.6 18.6 29.6 42 12.1 20.9 31.5 43 14 Kilograms per capita Stainless demand per capita Taiwan Korea Japan China Number of years from beginning of period Japan-1950, Korea, Taiwan-1960, China-1984 China will likely need ~9 kg/capita by 2009 translating into 6 million tonnes of additional annual stainless steel demand or 180,000 - 240,000 tonnes more nickel per annum 2005 - Chinese stainless 4.3 kilograms per capita consumption 5.6 million tonnes demand 1984+25-26 years=2009-2010 Source: Inco Limited

Austenitic* stainless steel ratios are rising in key markets Germany Ferritic** grades down 6.9% April year-to-date Austenitic grades up 1.3% US Q1 austenitic ratio up to 67.6% from 62.5% in Q3 2005 Japan Nickel containing grades increased to 64.4% in April from 61% in March Source: German Industries Association (Steel Section) AISI Ministry of Trade & Industry (METI) * nickel-containing ** non nickel-containing

Do not rely on gut instincts to guide you. Mark my words - your gut has never been here before. This nickel market is about fundamentals. The fundamentals are real and they are strong. It will also require a more substantial increase in nickel prices, or a more sustained period at current price levels, to achieve the substitution required to bring demand in line with supply. Expect volatility.

Facts LME nickel stocks down 20,000 tonnes year-to- date 9,000 tonnes of nickel stocks left on the LME after cancelled warrants Nickel demand growth is currently strong and nickel supply growth is limited Opinions Prices will have to rise to bring demand in line with supply 2006 nickel market deficit of 30,000 tonnes Insufficient nickel supply to meet underlying nickel demand through 2010 Source: London Metal Exchange (LME) Inco Limited

Supplemental

Inco's total estimated ore reserves as of December 31, 2005[a][b]

	Class	Quantity (millions of tonnes)	Nickel (per cent)	Copper (per cent)
ONTARIO OPERATIONS[c]	Proven	69	1.22	1.32
	Probable	94	1.22	1.31
MANITOBA OPERATIONS[c]	Proven	14	1.94	0.13
	Probable	11	1.86	0.12
PT INCO[d]	Proven	59	1.80	–
	Probable	88	1.81	–
VOISEY'S BAY PROJECT[c]	Proven	29	2.99	1.73
	Probable	3	0.64	0.37
GORO PROJECT[e]	Proven	96	1.34	–
	Probable	24	2.01	–

NOTES:

(a) See Inco's 2005 Annual Report on 10K. The ore reserves at each operation or project represent 100% of the ore reserves at such operation or project. Inco's share (determined by equity interest) of such ore reserves is 100% except for PT Inco (61%) and Goro (72% as at March 31, 2006).

(b) May reflect rounding differences.

(c) Estimates for the Ontario and Manitoba operations and the Voisey's Bay project are of in-place material after adjustments for mining dilution and mining recovery. No adjustments have been made to these estimates for metal losses due to processing (beneficiation, smelting and refining at the Ontario and Manitoba operations and beneficiation at the Voisey's Bay project).

(d) Estimates for PT Inco Sorowako Mine represent Dry Kiln Product and include factors for dilution and ore losses due to mining and screening recovery during ore preparation. Ore reserves do not include nickel losses due to smelting. For the PT Inco Pomalaa Mine, where the ore is sold under a Cooperative Resource Agreement with PT Aneka Tambang Tbk, ore reserves are adjusted for dilution and ore losses due to mining only.

(e) Estimates for the Goro Project include factors for dilution due to mining and for ore losses due to mining recovery and screening recovery during feed preparation. The ore reserve is estimated using a screened fraction recovered of minus 50 millimetres. The ore reserve estimates do not include the nickel or cobalt losses due to processing.

67

INCO

Inco's total estimated measured and indicated mineral resources as of December 31, 2005 Class Quantity (millions of tonnes) Nickel (per cent) Copper (per cent) ONTARIO OPERATIONS Measured 11 1.19 1.07 ONTARIO OPERATIONS Indicated 36 1.40 1.14 MANITOBA OPERATIONS Measured 1 1.94 0.12 MANITOBA OPERATIONS Indicated 3 2.56 0.15 PT INCO Measured 0.4 1.85 - PT INCO Indicated 28 1.67 - VOISEY'S BAY PROJECT Measured - - - VOISEY'S BAY PROJECT Indicated 40 1.89 0.9 GORO PROJECT Measured 39 1.31 - GORO PROJECT Indicated 36 1.68 - NOTES: See Inco's 2005 Annual Report on 10K. U.S. and other investors are cautioned that "mineral resources", "measured mineral resources" and "indicated mineral resources" are not recognized by the SEC. U.S. and other investors should not assume that part or all of the measured or indicated mineral resources will ever be converted into ore reserves. All mineral resource estimates (including measured and indicated mineral resources) are in addition to ore reserve estimates and do not include diluting material and allowances for losses that may occur when the material is mined. The estimated measured and indicated mineral resources at each operation or project represent 100% of the measured and indicated mineral resources at such operation or project. Inco's share (determined by equity interest) of such mineral resources is 100% except for PT Inco (61%) and Goro (72% as at March 31, 2006). May reflect rounding differences.

Inco's total estimated inferred mineral resources as of December 31, 2005 Class Quantity (millions of tonnes) Nickel (per cent) Copper (per cent) ONTARIO OPERATIONS Inferred 48 1.8 1.9 MANITOBA OPERATIONS Inferred 30 1.0 0.1 PT INCO Inferred 322 1.7 - VOISEY'S BAY PROJECT Inferred 6 2.3 1.0 GORO PROJECT Inferred 128 1.7 - NOTES: See Inco's 2005 Annual Report on 10K. U.S. and other investors are cautioned that "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" are not recognized by the SEC. U.S. and other investors should not assume that part or all of the inferred mineral resources will ever be converted into measured or indicated mineral resources or ore reserves. Inferred mineral resources have a great deal of uncertainty as to their existence and their economic and legal feasibility. U.S. and other investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. All mineral resource estimates as reported (including inferred mineral resources) are in addition to the estimated ore reserves and do not include diluting material and allowances for losses that may occur when the material is mined. The estimated inferred mineral resources at each operation or project represent 100% of the inferred mineral resources at such operation or project. Inco's share (determined by equity interest) is 100% except for PT Inco (61%) and Goro (72% as at March 31, 2006).